

 **02018465**

SECURIT ~~Washington, D.C. 20549~~



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
~~8-034800~~
46612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/01_____ AND ENDING _____12/31/01_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Arbordale Hedge Investments, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    208 South La Salle Street Suite # 1335

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Mark Tucker   (312)658-0964

                                                      (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S

(Name -- if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 4 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public acco

  must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17

SEC 1410 (2-89)



OATH OR AFFIRMATION

I, __Mark Tucker__ , swear (or affirm) that, to t
best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

__Arbordale Hedge Investments, Inc.__ , as o

__December 31__ , 20 __01__ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

__None__

_____

_____

_____

Signature

President

Title

Subscribed and sworn to before me
this ___25th___ Day of __February, 2002__
in Chicago, County of Cook, State of Illinios

Notary Public

Notary Public

This report contains (check all applicable boxes):
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

Contents



MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Sole Shareholder of
Arbordale Hedge Investments, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Arbordale Hedge Investments, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arbordale Hedge Investments, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 14 through 16 inclusive are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

Chicago, Illinois
February 25, 2002

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600   (800) 922 · 6604   Fax (312) 922 · 0315

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Financial Condition
December 31, 2001

Assets

Cash in bank	$	43,673
Certificate of deposit		10,167
Fees receivable		521,357
Equipment and furnishings		
(net of accumulated depreciation of $ 14,214)		11,936
Prepaid assets		4,934
Total assets	$	592,067

Liabilities and Stockholder's Equity

Liabilities

Illinois personal property replacement taxes payable - current		9,000
Accounts payable and accrued expenses	$	5,057
Total liabilities	$	14,057

Stockholder's Equity

Common stock, at stated value, (1,000 shares authorized,		
110 shares issued and outstanding)	$	100
Additional Paid in Capital		38,400
Retained earnings		539,510
Total stockholder's equity	$	578,010
Total liabilities and stockholder's equity	$	592,067

The accompanying notes are an integral part of these financial statements.

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Income
For the Year Ended December 31, 2001

Revenue

Fee income	$	1,157,173
Interest income		5,099
Total revenue	$	1,162,272

Expenses

Compensation and related benefits	$	495,823
Consulting fees		966
Office		5,132
Rent and occupancy		29,240
Communications		7,108
Professional fees		12,031
Regulatory fees		4,189
Depreciation		1,577
Other		8,915
Total expenses	$	564,981

Income before provision for income taxes	$	597,291
Provision for income taxes: Illinois personal property replacement tax - current		8,137
Net income	$	589,154

The accompanying notes are an integral part of these financial statements.

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Changes in Stockholder's Equity and
Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2001

	Statement of Changes in Stockholder's Equity			
	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 100	$ 38,400	$ 527,126	$ 565,626
Net income	-	-	589,154	589,154
Dividends to shareholder			(576,770)	(576,770)
Balance at December 31, 2001	$ 100	$ 38,400	$ 539,510	$ 578,010

The accompanying notes are an integral part of these financial statements.

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows From Operating Activities:

Net income			$ 589,154
Adjustments to reconcile net income to net cash			
used in operating activities:			
Depreciation expense	$	1,577	
Net change in:			
Commissions receivable		(220,031)	
Prepaid assets		(4,935)	
Accounts payable and accrued expenses		(39,044)	
Illinois personal property replacment tax payable-current		3,600	
Total adjustments			$ (258,833)
Net used by operating activities			$ 330,321

Cash Flows From Investing Activities:

Decrease in certificate of deposit	$	(5,084)	
Net cash provided by investing activities			$ 5,084

Cash Flows From Financing Activities:

Shareholder distributions	$	(576,770)	
Net cash provided by investing activities			$ (576,770)
Net decrease in cash			$ (241,365)
Cash Balance December 31, 2000			$ 285,038
Cash Balance December 31, 2001			$ 43,673

The accompanying notes are an integral part of these financial statements

-9-

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

<u>Nature of Business</u>
Arbordale Hedge Investments, Inc. was incorporated on August 11, 1993 in the State of Illinois for various purposes including, but not limited to, the sale of direct participation programs ("DPP"). The Company's income is derived primarily from fees received in conjunction with its marketing of DPPs.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its activities are limited to the sale of DPPs.

The Company does not hold customer funds or securities. Consequently, it is not subject to the Reserve Requirement as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

<u>Income Taxes</u>
The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual shareholders. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

NOTE 2 - COMMITMENTS

The Company entered into a noncancelable lease agreement for office space which expires on May 31, 2003. At December 31, 2001, the aggregate minimum annual rental commitments under the lease is as follows:

Year	Amount
2002	28,000
2003	15,000
Total	$43,000

Under terms of the agreement, the Company is also subject to rent escalations due to increases in taxes and expenses of the Landlord. Rent expense for the year ended December 31, 2001 was approximately $29,000. The Company's certificate of deposit is pledged to the issuing bank as collateral to secure a letter of credit which is held as a good faith deposit by the lessor for the office lease obligations of the Company.

NOTE 3 - MINIMUM CAPITAL REQUIREMENTS

As a registered "DPP" securities dealer the Company is subject to a minimum net capital requirement under (Rule 15c3-1) under the Exchange Act of 1934. The minimum is the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2001 the Company had net capital requirements and adjusted net capital of $5,000 and $29,616, respectively.

The net capital requirements could effectively restrict the payment of cash distributions and the making of unsecured loans to the shareholders.

NOTE 4 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by the general partners or managers of the DPPs on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account which introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

(continued)

NOTE 6 - SUBSEQUENT EVENT (UNAUDITED)

On January 31, 2002, the Company's Sole Director declared and paid approximately $202,800 in dividends to the Company's sole shareholder. At January 31, 2002, the Company's adjusted net capital (unaudited) was approximately $139,000.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	
ARBORDALE HEDGE INVESTMENTS	as of December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 578,010	3480
2.	Deduct ownership equity not allowed for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			578,010	3500
4.	Add:				
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
	B. Other (deduction) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 578,010	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$ 548,394	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600		
	D. Other deductions and/or charges		3610	(548,394)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 29,616	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (list)		3736	0	3740
10.	Net Capital			$ 29,616	3750

Non-allowable assets:

Fixed assets, net	$	11,936
Accounts receivable		521,357
Certificate of deposit		10,167
Prepaid assets		4,934
Total	$	548,394

Reconciliation between unuadited and audited Net Capital Computation

Net capital per unaudited FOCUS Report Part 11A	$	42,082
Increase in accounts payable & state replacement taxes payable		(12,466)
Net capital per audited financial statements	$	29,616

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ARBORDALE HEDGE INVESTMENTS   as of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	937	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement			
	of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	24,616	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	28,211	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	14,057	3790
17.	Add:					
	A.	Drafts for immediate credit	$	3800		
	B.	Market value of securities borrowed for which no equivalent					
		value is paid or credited	$	3810		
	C.	Other unrecorded amounts (List)	$	3820	$	0	3830
19.	Total aggregate indebtedness			$	14,057	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)			%	47.47%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	0.00%	3860

See Independent Auditors' Report.

ARBORDALE HEDGE INVESTMENTS, INC.
(formerly HFR Investments, Inc.)
(An Illinois Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

as of December 31, 2001

The Company does not carry customer accounts as defined by rule
15c3-3 of the Securities Exchange Act of 1934. Therefore, the
Company is exempt from the provisions of that rule.

See Independent Auditors' Report.



MICHAEL J. LICCAR & CO.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Sole Shareholder
Arbordale Hedge Investments, Inc.
Chicago, Illinois

We have examined the financial statements of Arbordale Hedge Investments, Inc., (formerly HFR Investments, Inc.), for the year ended December 31, 2001, and issued our report thereon dated February 25, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

However, we noted that certain dividend distributions to the sole shareholder occurred at various times during the period which resulted in reductions of equity capital. We direct your attention to SEC Regulation §240.15c3-1(e)(1) which requires that the Company give two days' advance notice for withdrawals of equity capital greater than 30 percent of the Company's excess net capital and two days subsequent notice on withdrawals of equity capital which represent at least 20 percent of the Company's excess net capital. Such required notices must be filed with the national and regional offices of the Commission, as well as the Company's designated self-regulatory horganization. We recommend that the Company adopt policies whereby it determines whether such notification provisions apply prior to the declaration and payment of dividends to the shareholder and that proper notification be made to the authorities, as applicable.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Chicago, Illinois
February 25, 2002

Certified Public Accountants